As filed with the Securities and Exchange Commission on September 28, 2012

Registration No. 333-156871

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

CENTRAL JAPAN RAILWAY CO.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

JAPAN

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[X] on October 1, 2012 at 8:30 AM EST.

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed form of American Depositary Receipt filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item -1.	Description of Securities to be Registered
Item Number and Caption		Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary		Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts		Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities		Articles number 7 and 12
(iii) The collection and distribution of dividends		Articles number 8 and 13
(iv) The transmission of notices, reports and proxy soliciting material		Article number 7
(v) The sale or exercise of rights		Articles number 4 and 8
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization		Articles number 8 and 11
(vii) Amendment, extension or termination of the deposit agreement		Article number 13
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts		Article number 2
(ix) Restrictions upon the right to deposit or withdraw the underlying securities		Articles number 1, 3, 11, 15 and 16
(x) Limitation upon the liability of the depositary		Articles number 4, 5, 10 and 12

Item - 2.	Available Information
	Public reports furnished by issuer	Article number 7

Part II- Information Not Required in Prospectus.

Item – 3.	Exhibits
1.	Form of Deposit Agreement – The Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the form of Receipt itself, which is filed herewith as Exhibit 1.

4.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

5.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item – 4.	Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 28, 2012.

Legal entity created by the agreement for this issuance of American Depositary Receipts for Shares of Common Stock, of Central Japan Railway Co.

By: The Bank of New York Mellon,
As Depositary

By: /s/ Michael F. Finck

Name: Michael F. Finck

Title: Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the form of American Depositary Receipt itself.

5	Certification under Rule 466.